UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of July, 2004


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                400 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 2K2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  [X]           Form 40-F  [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes  [_]                  No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On June 29, 2004, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the third fiscal quarter ended May 31, 2004. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for the third fiscal quarter of the 2004 fiscal year. This press release and information relating to EXFO's financial condition and results of operations for the third fiscal quarter of the 2004 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               EXFO ELECTRO-OPTICAL ENGINEERING INC.


                               By: /s/ Germain Lamonde
                                   -----------------------
                                   Name:  Germain Lamonde
                                   Title: President and Chief Executive Officer



Date: July 7, 2004

E X F O  Electro-Optical Engineering Inc.
================================================================================
     1 800 663-3936     info@exfo.com   o   www.exfo.com
Tel: 1 418 683-0211
Fax: 1 418 683-2170


P R E S S   R E L E A S E


                         EXFO POSTS STRONG SALES GROWTH
                 TO REACH US$20.5 MILLION IN THE THIRD QUARTER


|X| SALES INCREASE OF 35.4% COMPARED TO THIRD QUARTER OF 2003 AND 21.2% COMPARED TO SECOND QUARTER OF 2004

|X|    FTTP TEST SOLUTIONS GENERATE HIGHER THAN EXPECTED REVENUES

|X|    GAAP NET LOSS IMPROVES TO US$0.02 PER SHARE


QUEBEC CITY, CANADA, June 29, 2004--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSX: EXF) reported today sales growth of 35.4% to reach US$20.5 million in the third quarter ended May 31, 2004, from US$15.1 million in the third quarter of 2003 and 21.2% growth from US$16.9 million in the second quarter of 2004.

The net book-to-bill ratio was 0.98 for the third quarter of fiscal 2004 compared to 0.93 for the same period last year and 1.05 for the second quarter of 2004.

Gross margin amounted to 52.9% of sales in the third quarter of fiscal 2004 compared to 41.6% (excluding inventory write-offs) in the third quarter of 2003 and 55.4% in the second quarter of 2004.

GAAP net loss for the third quarter of fiscal 2004 totaled US$1.2 million, or US$0.02 per share, compared to a net loss of US$38.4 million, or US$0.61 per share, for the third quarter of 2003 and a net loss of US$2.9 million, or US$0.04 per share, for the second quarter of 2004.

"Thanks to continued market-share gains, strategic focus and early success in the fiber-to-the-premises (FTTP) market opportunity, EXFO has achieved remarkable sales growth in a relatively flat spending environment," said Germain Lamonde, EXFO's Chairman, President and CEO. "This marked our best sales and bookings quarter since the fourth quarter of 2001 with significant progress towards profitability. In fact, we would have been profitable last quarter, excluding amortization of intangible assets and stock-based compensation costs."

"It is becoming clear that focusing on top-line growth through market-share gains and operational excellence is the right strategy to bring us back to profitability," Mr. Lamonde added. "I believe that our decision to sustain R&D investments in our fiber-to-the premises (FTTP) and next-generation IP networking test solutions will pay off."

E X F O  Electro-Optical Engineering Inc.
================================================================================
     1 800 663-3936     info@exfo.com   o   www.exfo.com
Tel: 1 418 683-0211
Fax: 1 418 683-2170


P R E S S   R E L E A S E


SEGMENTED RESULTS
(IN MILLIONS OF US DOLLARS)

                                              SALES                         LOSS FROM OPERATIONS*
                               -------------------------------------      ------------------------
                                  Q3 2004      Q2 2004      Q3 2003          Q3 2004      Q2 2004
                               -----------  -----------  -----------      -----------  -----------
BUSINESS SEGMENT
Telecom Division                   $16.7        $13.4        $12.0            ($0.8)       ($2.4)
Photonics and Life
Sciences Division                  $ 3.8        $ 3.5        $ 3.1            ($1.1)       ($1.1)

* Segmented loss from operations is not available for comparative periods in fiscal 2003.

THIRD-QUARTER BUSINESS HIGHLIGHTS

   |X| Confirming its market leadership in the physical-layer field-testing market, EXFO shipped a series of orders--many of which were FTTP-related--to a Tier-1 network service provider. The majority of FTTP-related sales were derived from established products.

   |X| Remaining focused on market-driven innovation, EXFO launched three new products in the third quarter, including a next-generation optical time domain reflectometer (OTDR) available in the FTTP configuration. Following the quarter-end, EXFO introduced three additional products: all-in-one MultiTest module, next-generation Fibre Channel test module--both housed inside the leading FTB-400 field-testing platform--and a Passive Optical Network (PON) power meter. EXFO has introduced 20 new products so far in fiscal 2004.

   |X| To renew with profitability, EXFO generated higher sales volumes and better absorbed its operating costs. Based on a GAAP net loss of US$1.2 million and excluding amortization of intangible assets of US$1.3 million and stock-based compensation costs of US$200,000, the company would have been profitable (at US$273,000). EXFO also reported positive cash flows from operations for the second consecutive quarter (at US$605,000).

OPERATING EXPENSES
Selling and administrative expenses amounted to US$6.9 million, or 33.9% of sales, for the third quarter of fiscal 2004 compared to US$7.1 million, or 46.7% of sales, for the same period last year and US$6.8 million, or 40.0% of sales, for the second quarter of 2004.

Gross research and development expenses totaled US$4.2 million, or 20.4% of sales, in the third quarter of fiscal 2004 compared to US$4.6 million, or 30.7% of sales, in the third quarter of 2003 and US$4.3 million, or 25.4% of sales, in the second quarter of 2004.

BUSINESS OUTLOOK
EXFO forecasted sales between US$19.0 million and US$22.0 million and a GAAP net loss between US$0.03 and US$0.00 per share for the fourth quarter of fiscal 2004.

E X F O  Electro-Optical Engineering Inc.
================================================================================
     1 800 663-3936     info@exfo.com   o   www.exfo.com
Tel: 1 418 683-0211
Fax: 1 418 683-2170


P R E S S   R E L E A S E


CONFERENCE CALL AND WEBCAST
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its financial results for the third quarter of fiscal 2004. To listen to the conference call and participate in the question period via telephone, dial 1-416-695-6120. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available between 7 a.m. and 11 p.m. until July 6, 2004. The replay number is 1-416-695-5275. The audio Webcast of the conference call will also be available on EXFO's Website at WWW.EXFO.COM, under the Investors section.

ABOUT EXFO
EXFO is the recognized test and measurement expert in the global telecommunications industry through the design and manufacture of advanced and innovative solutions as well as best-in-class customer support. The Telecom Division, which represents the company's main business activity, offers fully integrated and complete test solutions to network service providers, system vendors and component manufacturers in approximately 70 countries. One of EXFO's strongest competitive advantages is its modular platform design, providing PC-based, Windows-centric test solutions that maximize technology reuse across several market segments. The Photonics and Life Sciences Division mainly leverages core telecom technologies to offer value-added solutions in high-tech industrial manufacturing and research sectors. For more information about EXFO, visit WWW.EXFO.COM.

FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements within the meaning of the
U. S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition that refer to expectations, projections or other characterizations of future events and circumstances. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including global geo-political, economic, competitive and market uncertainty and our ability to execute successfully in these uncertain conditions; capital spending levels in the telecommunications sector; market acceptance of new products and upcoming new products; limited visibility of customer orders and the timing thereof; the competitive landscape; and successful integration of our acquired and to-be-acquired companies. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F and our other filings with the U. S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document and shall not be revised or updated to reflect events after the date of this document.

                                      -30-


FOR MORE INFORMATION
Vance Oliver
Manager, Investor Relations
(418) 683-0211
vance.oliver@exfo.com

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                     INTERIM CONSOLIDATED BALANCE SHEETYEARS

                          (in thousands of US dollars)


                                                           AS AT        AS AT
                                                          MAY 31,     AUGUST 31,
                                                           2004         2003
                                                         ---------    ---------
                                                        (UNAUDITED)

 ASSETS

 CURRENT ASSETS
Cash                                                     $   4,306    $   5,366
Short-term investments (note 6)                             80,375       52,010
Accounts receivable
     Trade, less allowance for doubtful accounts
         of $527 ($568 as at August 31, 2003)               11,238        9,639
     Other                                                   1,453          834
Income taxes and tax credits recoverable                     6,401        6,003
Inventories (note 3)                                        16,110       15,602
Prepaid expenses                                             1,273        2,041
                                                         ---------    ---------

                                                           121,156       91,495

INCOME TAXES AND TAX CREDITS RECOVERABLE                       449        1,377

PROPERTY, PLANT AND EQUIPMENT                               19,083       21,641

INTANGIBLE ASSETS                                           10,345       14,068

GOODWILL                                                    17,763       17,673
                                                         ---------    ---------

                                                         $ 168,796    $ 146,254
                                                         =========    =========
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 4)        $  11,480    $  12,026
Income taxes payable                                            --        2,200
Deferred revenue                                               666          148
Current portion of long-term debt                              110          110
                                                         ---------    ---------

                                                            12,256       14,484

DEFERRED REVENUE                                             1,084          352

DEFERRED GRANTS                                                946        1,139

LONG-TERM DEBT                                                 372          453
                                                         ---------    ---------

                                                            14,658       16,428
                                                         ---------    ---------

CONTINGENCY (note 9)

SHAREHOLDERS' EQUITY

Share capital (note 6)                                     521,691      492,452
Contributed surplus                                          1,818        1,519
Cumulative translation adjustment                            8,498        7,643
Deficit                                                   (377,869)    (371,788)
                                                         ---------    ---------

                                                           154,138      129,826
                                                         ---------    ---------

                                                         $ 168,796    $ 146,254
                                                         =========    =========


The accompanying notes are an integral part of these consolidated financial statements.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
              INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS

          (in thousands of US dollars, except share and per share data)

                                                    THREE MONTHS      NINE MONTHS       THREE MONTHS      NINE MONTHS
                                                        ENDED            ENDED              ENDED            ENDED
                                                    MAY 31, 2004      MAY 31, 2004      MAY 31, 2003      MAY 31, 2003
                                                    ------------      ------------      ------------      ------------
 SALES                                                $ 20,456          $ 53,298          $ 15,103          $ 47,604

 COST OF SALES (1,2)                                     9,637            24,980            10,460            26,430
                                                      --------          --------          --------          --------

 GROSS MARGIN                                           10,819            28,318             4,643            21,174
                                                      --------          --------          --------          --------
 OPERATING EXPENSES
 Selling and administrative (1)                          6,927            19,543             7,052            20,955
 Net research and development (1) (note 7)               3,321             9,642             5,882            12,681
 Amortization of property, plant and
      equipment                                          1,198             3,814             1,368             3,936
 Amortization of intangible assets                       1,261             3,837             1,490             4,398
 Write-down of intangible assets                            --                --             2,922             2,922
 Write-down of goodwill                                     --                --             4,505             4,505
 Restructuring charges                                      --                --               348               348
                                                      --------          --------          --------          --------

 TOTAL OPERATING EXPENSES                               12,707            36,836            23,567            49,745
                                                      --------          --------          --------          --------

 LOSS FROM OPERATIONS                                   (1,888)           (8,518)          (18,924)          (28,571)

 Interest and other income                                 398             1,068               379               929
 Foreign exchange gain (loss)                              167               124              (600)           (1,310)
                                                      --------          --------          --------          --------

 LOSS BEFORE INCOME TAXES                               (1,323)           (7,326)          (19,145)          (28,952)
                                                      --------          --------          --------          --------

 INCOME TAXES (note 8)
 Current                                                  (135)           (1,245)            2,206             5,887
 Future                                                     --                --            17,076             9,992
                                                      --------          --------          --------          --------

                                                          (135)           (1,245)           19,282            15,879
                                                      --------          --------          --------          --------

 NET LOSS FOR THE PERIOD                              $ (1,188)         $ (6,081)         $(38,427)         $(44,831)
                                                      ========          ========          ========          ========

 BASIC AND DILUTED NET LOSS PER SHARE                 $  (0.02)         $  (0.09)         $  (0.61)         $  (0.71)

 BASIC WEIGHTED AVERAGE NUMBER OF SHARES
      OUTSTANDING (000'S)                               68,409            65,211            63,014            62,791

 DILUTED WEIGHTED AVERAGE NUMBER OF SHARES
      OUTSTANDING (000'S)  (note 10)                    68,991            65,820            63,506            63,232

  (1) STOCK-BASED COMPENSATION COSTS
      INCLUDED IN:(note 2)
      Cost of sales                                   $     29          $     37          $     --          $     --
      Selling and administrative                           115               174                --                --
      Net research and development                          56                78                --                --
                                                      --------          --------          --------          --------

                                                      $    200          $    289          $     --          $     --
                                                      ========          ========          ========          ========

(2) Including inventory write-offs of $1,646 for the periods ended May 31, 2003.


The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF DEFICIT
                             AND CONTRIBUTED SURPLUS

                          (in thousands of US dollars)


 DEFICIT
                                                         NINE MONTHS ENDED
                                                              MAY 31,
                                                    ---------------------------
                                                       2004             2003
                                                    ---------         ---------


BALANCE - BEGINNING OF PERIOD                       $(371,788)        $(316,838)

ADD
Net loss for the period                                (6,081)          (44,831)
                                                    ---------         ---------

BALANCE - END OF PERIOD                             $(377,869)        $(361,669)
                                                    =========         =========



CONTRIBUTED SURPLUS

                                                         NINE MONTHS ENDED
                                                              MAY 31,
                                                    --------------------------
                                                       2004             2003
                                                    ---------         --------


BALANCE - BEGINNING OF PERIOD                       $   1,519         $  1,487

ADD
Premium on resale of share capital                         10               11
Stock-based compensation plans (note 2)                   289               --
                                                    ---------         --------

BALANCE - END OF PERIOD                             $   1,818         $  1,498
                                                    =========         ========



The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
          INTERIM UNAUDITED CONSOLIDATED STATEMENTSYEARS OF CASH FLOWS

                          (in thousands of US dollars)

                                                                   THREE MONTHS      NINE MONTHS      THREE MONTHS      NINE MONTHS
                                                                      ENDED             ENDED             ENDED           ENDED
                                                                   MAY 31, 2004      MAY 31, 2004      MAY 31, 2003    MAY 31, 2003
                                                                   ------------      ------------      ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period                                             $  (1,188)        $  (6,081)        $ (38,427)      $ (44,831)
Add (deduct) items not affecting cash
     Discount on short-term investments                                    29               361               (37)            184
     Stock-based compensation costs                                       200               289                --              --
     Inventory and tax credit write-offs                                   --                --             3,943           3,943
     Amortization                                                       2,459             7,651             2,858           8,334
     Future income taxes                                                   --                --            (7,184)        (14,268)
     Future income tax assets valuation allowance                          --                --            24,260          24,260
     Write-down of goodwill and intangible assets                          --                --             7,427           7,427
     Deferred revenue                                                     503             1,286                59            (247)
     Deferred grants                                                       (3)             (215)            1,225           1,140
Change in non-cash operating items
     Accounts receivable                                               (2,398)           (2,171)             (581)          2,777
     Income taxes and tax credits                                         295            (1,621)            5,051          15,692
     Inventories                                                          687              (281)            1,539           5,522
     Prepaid expenses                                                    (194)             (256)             (242)           (135)
     Accounts payable and accrued liabilities                             215               276                17            (475)
                                                                    ---------         ---------         ---------       ---------
                                                                          605              (762)              (92)          9,323
                                                                    ---------         ---------         ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments                                  (259,832)         (506,744)         (135,708)       (346,893)
Proceeds from disposal of short-term investments                      260,230           478,739           134,619         337,911
Additions to property, plant and equipment
     and intangible assets                                               (238)             (814)             (234)         (2,250)
Business combination                                                       --                --                --          (1,867)
                                                                    ---------         ---------         ---------       ---------
                                                                          160           (28,819)           (1,323)        (13,099)
                                                                    ---------         ---------         ---------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt                                               (28)              (80)              (30)           (108)
Net proceeds of offering (note 6)                                          --            29,164                --              --
Share issue expenses                                                       (5)             (171)               --               4
Exercise of stock options                                                  28               246                17              17
Redemption of share capital                                                --                (3)               --              (7)
Resale of share capital                                                    --                13                --              18
                                                                    ---------         ---------         ---------       ---------
                                                                           (5)           29,169               (13)            (76)
                                                                    ---------         ---------         ---------       ---------

CHANGE IN CASH                                                            760              (412)           (1,428)         (3,852)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH                           (20)             (648)              159             760

CASH - BEGINNING OF PERIOD                                              3,566             5,366             7,305           9,128
                                                                    ---------         ---------         ---------       ---------
CASH - END OF PERIOD                                                $   4,306         $   4,306         $   6,036       $   6,036
                                                                    =========         =========         =========       =========


The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSYEARS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


1    INTERIM FINANCIAL INFORMATION

     The financial information as at May 31, 2004, and for the three and nine-month periods ended May 31, 2003 and 2004, is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods in accordance with generally accepted accounting principles in Canada have been included. The adjustments made were of a normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the entire year.

     These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company's most recent annual consolidated financial statements, except for changes as described in note 2. All disclosures required for annual financial statements have not been included in these financial statements. These interim consolidated financial statements should be read in conjunction with the company's most recent annual consolidated financial statements.

     Certain comparative figures have been reclassified to conform to the current periods' presentation.


2    NEW ACCOUNTING STANDARDS AND PRONOUNCEMENTS

     On September 1, 2003, the company implemented the documentation required by Accounting Guideline 13 of the Canadian Institute of Chartered Accountants
     (CICA) handbook, "Hedging Relationship", which establishes new rules for designating, documenting and assessing the effectiveness of hedging relationships, such as the company's forward exchange contracts. If these new rules are not met, hedge accounting can not be applied. Consequently, the company's forward exchange contracts, which are used to hedge anticipated US-dollar denominated sales, continue to qualify for hedge accounting; foreign exchange translation gains and losses on these contracts continue to be recognized as an adjustment of the revenue when the sales are recorded.

     On September 1, 2003, the company prospectively adopted the amendments made to handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments". These amendments require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, using a fair value-based method. During the nine months ended May 31, 2004, the company granted 506,500 stock options to its employees. The aggregate fair value of these stock options amounts to $1,463,000. The corresponding stock-based compensation costs were amortized using the graded vesting method, resulting in stock-based compensation costs of $200,000 and $289,000 for the three months and the nine months ended May 31, 2004, respectively.

     The company is required to disclose pro forma information with respect to net loss and net loss per share as if stock-based compensation costs were recognized in the financial statements using the fair value-based method for options granted in fiscal 2003. However, if the fair value-based method had been used to account for these costs, there would have been no significant differences in the net loss and net loss per share figures, compared to the net loss and net loss per share figures on a pro forma basis. Consequently, no pro forma information is provided in these interim consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSYEARS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     The fair value of options granted in fiscal 2004 was estimated using the Black-Scholes options valuation model with the following weighted average assumptions:

                                   THREE MONTHS ENDED        NINE MONTHS ENDED
                                      MAY 31, 2004             MAY 31, 2004
                                   ------------------        -----------------
                                                   (UNAUDITED)

     Risk-free interest rate                 2.2%                     2.7%
     Expected volatility                      98%                     100%
     Dividend yield                           Nil                      Nil
     Expected life                      47 months                49 months

     In July 2003, the CICA issued handbook sections 1100 and 1400, "Generally Accepted Accounting Principles" and "General Standards of Financial Statements Presentation", which are effective for fiscal years beginning on or after October 1, 2003. Among other things, these new sections define generally accepted accounting principles (GAAP), establish the relative authority of various types of CICA Accounting Standards Board pronouncements and clarify the role of "industry practice" in applying GAAP. The company will adopt these new standards on September 1, 2004 and it does not expect significant impacts on its financial statements.


3    INVENTORIES

                                           AS AT                   AS AT
                                          MAY 31,                AUGUST 31,
                                           2004                     2003
                                       -----------              -----------
                                       (UNAUDITED)

     Raw materials                      $   7,563                $   8,188
     Work in progress                       1,405                    1,022
     Finished goods                         7,142                    6,392
                                        ---------                ---------
                                        $  16,110                $  15,602
                                        =========                =========


4    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                           AS AT                   AS AT
                                          MAY 31,                AUGUST 31,
                                           2004                     2003
                                       -----------              -----------
                                       (UNAUDITED)

     Trade                              $   4,635               $    4,227
     Salaries and social benefits           4,271                    3,462
     Warranty (note 5)                        362                      687
     Restructuring charges                  1,104                    2,468
     Other                                  1,108                    1,182
                                        ---------               ----------
                                        $  11,480               $   12,026
                                        =========               ==========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSYEARS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     The following table summarizes the changes in the restructuring charges payable since August 31, 2003:

                                        BALANCE AS AT                                                     BALANCE AS AT
                                          AUGUST 31,                              FOREIGN CURRENCY            MAY 31,
                                             2003               PAID           TRANSLATION ADJUSTMENT           2004
                                        --------------      ------------       ----------------------     -------------
                                                                      (UNAUDITED)
     Severance expenses                 $        1,233      $       (964)      $                  44      $         313
     Exited leased facilities                      872              (400)                         39                511
     Other                                         363               (94)                         11                280
                                        --------------      ------------       ----------------------     -------------
                                        $        2,468      $     (1,458)      $                  94      $       1,104
                                        ==============      ============       ======================     =============

5    WARRANTY

     The company offers its customers warranties of one to three years, depending on the specific products and terms of the customer purchase agreement. The company's typical warranties require it to repair or replace defective products during the warranty period at no cost to the customer. Costs related to original warranties are accrued at the time of shipment, based upon estimates of expected rework rates and warranty costs to be incurred. Costs associated with extended warranties are charged to expense as incurred. Revenue for these extended warranties is recognized on a straight-line basis over the warranty period.

     The following table summarizes the changes in the warranty provision since August 31, 2003:

                                                                                                               BALANCE AS AT
                             BALANCE AS AT                                         FOREIGN CURRENCY               MAY 31,
                            AUGUST 31, 2003         ISSUED        SETTLED        TRANSLATION ADJUSTMENT             2004
                            ---------------        ---------     ---------       ----------------------        -------------
                                                                     (UNAUDITED)
    Warranty                $           687        $     407     $    (751)      $                19           $         362

6    SHARE CAPITAL

     On February 12, 2004, pursuant to a Canadian public offering, the company issued 5,200,000 subordinate voting shares for net proceeds of $29,164,000 (Cdn$38,438,400), after deduction of underwriting commission of $1,215,000 (Cdn$1,601,000). The net proceeds of this offering have been invested in commercial papers issued by high-credit quality corporations and trusts that are presented in the short-term investments in the balance sheet.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSYEARS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


7     NET RESEARCH AND DEVELOPMENT EXPENSES

                                                             THREE MONTHS      NINE MONTHS      THREE MONTHS      NINE MONTHS
                                                                ENDED             ENDED             ENDED           ENDED
                                                             MAY 31, 2004      MAY 31, 2004      MAY 31, 2003    MAY 31, 2003
                                                             ------------      ------------      ------------    ------------
                                                                       (UNAUDITED)                        (UNAUDITED)

     Gross research and development expenses                   $  4,176         $ 12,035          $  4,639        $ 13,261
     Research and development tax credits and grants               (855)          (2,393)           (1,054)         (2,877)
     Research and development tax credits write-off                  --               --             2,297           2,297
                                                               --------         --------          --------        --------
                                                               $  3,321         $  9,642          $  5,882        $ 12,681
                                                               ========         ========          ========        ========

8    INCOME TAXES

     During the first quarter of fiscal 2004, the company recorded $1,406,000 for the non-recurring recovery of income taxes paid in previous periods following the receipt of a tax assessment during that period.

     Furthermore, considering current market conditions and because the company recorded operating losses for the current nine-month period and for the last two fiscal years, the company has recorded a full valuation allowance against future income tax assets on deductible temporary differences, tax losses carried forward and tax deductions. This causes its income tax recovery to be distorted in relation to its pre-tax accounting income.


9     CONTINGENCY

     On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company's registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company's Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company's Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after market at pre-determined prices.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSYEARS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and, also filed an amended complaint containing allegations specific to four of the company's underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company's registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters;
     (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company's stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

     In July 2002, the issuers filed a motion to dismiss the plaintiffs' amended complaint and judgment was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

     On June 26, 2003, the Plaintiff's Executive Committee announced that a proposed settlement between the issuers and their directors and officers and the plaintiffs had been structured. A Memorandum of Understanding ("MOU") to settle the plaintiffs' claims against the issuers and their directors and officers has now been approved as to form and the process of obtaining approval by all parties to the MOU is now underway. The parties will be required to prepare many documents necessary to consummate the settlement, which will be submitted to the Court for preliminary approval. Final approval will be required by the Court following notice to class members and a fairness hearing. If this tentative settlement is successfully finalized, the company and the individual defendants will be released from the litigation. Any direct financial impact of the proposed settlement is expected to be borne by the company's insurance carriers.

     Since the settlement process is subject to a fairness hearing and final court approval, it is possible that it could fail. Therefore, it is not possible to predict the final outcome of the case, nor determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the interim consolidated financial statements as of May 31, 2004.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSYEARS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


10   LOSS PER SHARE

     The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

                                                             THREE MONTHS      NINE MONTHS      THREE MONTHS      NINE MONTHS
                                                                ENDED             ENDED             ENDED           ENDED
                                                             MAY 31, 2004      MAY 31, 2004      MAY 31, 2003    MAY 31, 2003
                                                             ------------      ------------      ------------    ------------
                                                                       (UNAUDITED)                        (UNAUDITED)
      Basic weighted average number of
          shares outstanding (000's)                             68,409            65,211            63,014            62,791
      Dilutive effect of stock options
          (000's)                                                   515               508               347               273
      Dilutive effect of restricted stock
          awards (000's)                                             67               101               145               168
                                                                 ------            ------            ------            ------
      Diluted weighted average number of
          shares outstanding (000's)                             68,991            65,820            63,506            63,232
                                                                 ======            ======            ======            ======
      Stock options excluded from the calculation of
          diluted weighted average number of shares
          because their exercise price was greater
          than the average market price of
          the common shares (000's)                               2,248             2,109             2,638             2,633
                                                                 ======            ======            ======            ======

     The diluted loss per share for the periods ended May 31, 2003 and 2004, was the same as the basic loss per share since the dilutive effect of stock options and restricted stock awards should not be included in the calculation; otherwise, the effect would be anti-dilutive. Accordingly, diluted loss per share for those periods was calculated using the basic weighted average number of shares outstanding.


11    SEGMENT INFORMATION

     In September 2003, the company reorganized its business under two reportable segments: Telecom Division and Photonics and Life Sciences Division. The Telecom Division meets the physical-, optical- and protocol-layer test and measurement needs of network service providers, system vendors and component manufacturers throughout the global telecommunications industry. The Photonics and Life Sciences Division mainly leverages developed and acquired technologies for high-tech industrial manufacturing and research markets.

     EXFO's President and Chief Executive Officer ("CEO"), as the chief operating decision-maker, assesses the performance of the two segments and allocates resources to the segments. Each reportable segment is managed separately. Earnings (loss) from operations represent the primary measure used by the CEO in assessing performance of the reportable segments. The accounting policies of the reportable segments are the same as those applied in the consolidated financial statements.

     Until August 31, 2003, the company was organized under one reportable segment, being the development, manufacturing and marketing of fiber-optic test, measurement and monitoring solutions for the global telecommunications industry.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSYEARS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

     The following tables present information by segment:

                                        THREE MONTHS ENDED MAY 31, 2004                   NINE MONTHS ENDED MAY 31, 2004
                                  ---------------------------------------------    ----------------------------------------------
                                                  PHOTONICS                                         PHOTONICS
                                                   AND LIFE                                         AND LIFE
                                   TELECOM         SCIENCES                         TELECOM         SCIENCES
                                   DIVISION        DIVISION          TOTAL          DIVISION        DIVISION           TOTAL
                                  -----------    -------------    -------------    -----------    --------------    -------------
                                                  (UNAUDITED)                                      (UNAUDITED)

     Sales                         $   16,624     $      3,832     $     20,456     $   42,106     $     11,192      $     53,298
     Loss from operations          $     (772)    $     (1,116)    $     (1,888)    $   (5,616)    $     (2,902)     $     (8,518)
     Unallocated items:
     Interest and other income                                              398                                             1,068
     Foreign exchange gain                                                  167                                               124
                                                                   -------------                                     -------------

     Loss before income taxes                                            (1,323)                                           (7,326)
       Income taxes                                                        (135)                                           (1,245)
                                                                   -------------                                     -------------

     Net loss for the period                                       $     (1,188)                                     $     (6,081)
                                                                   =============                                     =============

     Comparative information for the loss from operations is not provided for each reportable segment because this information is not available and is impracticable to determine.

                                        THREE MONTHS ENDED MAY 31, 2004                   NINE MONTHS ENDED MAY 31, 2004
                                  ---------------------------------------------    ----------------------------------------------
                                                  PHOTONICS                                         PHOTONICS
                                                   AND LIFE                                         AND LIFE
                                   TELECOM         SCIENCES                         TELECOM         SCIENCES
                                   DIVISION        DIVISION          TOTAL          DIVISION        DIVISION           TOTAL
                                  -----------    -------------    -------------    -----------    --------------    -------------
                                                  (UNAUDITED)                                      (UNAUDITED)
     Sales                        $    12,020      $    3,083       $    15,103     $   37,957      $    9,647       $    47,604

                                                                                     AS AT                AS AT
                                                                                     MAY 31,            AUGUST 31,
                                                                                      2004                 2003
                                                                                  -------------        -----------
                                                                                              (UNAUDITED)
      TOTAL ASSETS
          Telecom Division                                                        $     58,909        $     57,997
          Photonics and Life Sciences Division                                          18,356              23,501
          Unallocated assets                                                            91,531              64,756
                                                                                  --------------      -------------
                                                                                  $    168,796        $    146,254
                                                                                  ==============      =============

     Unallocated assets are comprised of cash, short-term investments and income taxes and tax credits recoverable.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSYEARS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


12   DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

     These interim consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. Note 20 to the company's most recent annual consolidated financial statements describes the significant differences between Canadian and U.S. GAAP that affect the company. This note describes the additional significant changes that have occurred since the most recent consolidated annual financial statements and provides a quantitative analysis of all significant differences. All disclosures required in annual financial statements under U.S. GAAP have not been provided in these interim consolidated financial statements.

     RECONCILIATION OF NET LOSS TO CONFORM WITH U.S. GAAP

                                                             THREE MONTHS      NINE MONTHS      THREE MONTHS        NINE MONTHS
                                                                ENDED             ENDED             ENDED              ENDED
                                                             MAY 31, 2004      MAY 31, 2004      MAY 31, 2003      MAY 31, 2003
                                                             ------------      ------------      ------------      ------------
                                                                       (UNAUDITED)                        (UNAUDITED)
     Net loss for the period in accordance
         with Canadian GAAP                                    $ (1,188)        $ (6,081)          $(38,427)         $(44,831)
     Stock-based compensation costs
         related to stock option plan                                (9)             131                (34)              (89)
     Stock-based compensation costs
         related to stock purchase plan                            (365)            (486)               368               228
     Stock-based compensation costs
         related to restricted stock award plan                    (227)            (421)              (201)             (769)
     Unrealized gains (losses) on forward
         exchange contracts                                  a)    (511)            (256)             1,809             1,809
     Future income taxes on forward
         exchange contracts                                          --               --               (597)             (597)
     Write-down of goodwill and intangible assets                    --               --              6,178             6,178
     Amortization of intangible assets                               --               --                239               717
     Future income taxes on amortization
         of intangible assets                                        --               --                (80)             (240)
     Valuation allowance on future income tax assets                 --               --               (237)             (237)
                                                               --------         --------           --------          --------

     Net loss for the period in accordance with U.S. GAAP        (2,300)          (7,113)           (30,982)          (37,831)

     Other comprehensive loss
         Foreign currency translation adjustment                 (3,276)              72             10,272            18,528
         Unrealized gains on forward exchange contracts      a)     364              364                 --                --
                                                               --------         --------           --------          --------

     Comprehensive loss                                        $ (5,212)        $ (6,677)          $(20,710)         $(19,303)
                                                               ========         ========           ========          ========

     Basic and diluted net loss per share
         in accordance with U.S. GAAP                          $  (0.03)        $  (0.11)          $  (0.49)         $  (0.60)

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSYEARS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     SHAREHOLDERS' EQUITY

     As a result of the aforementioned adjustments to net loss and other comprehensive loss, significant differences with respect to shareholders' equity under U.S. GAAP are as follows:


     SHARE CAPITAL

                                                                                         AS AT                  AS AT
                                                                                        MAY 31,               AUGUST 31,
                                                                                         2004                    2003
                                                                                       ---------              ---------
                                                                                      (UNAUDITED)
     Share capital in accordance with Canadian GAAP                                    $ 521,691              $ 492,452
     Stock-based compensation costs related to stock purchase plan
         Current period                                                                      (26)                   (75)
         Cumulative effect of prior periods                                                2,403                  2,478
     Reclassification from other capital upon exercise of
         restricted stock awards
         Current period                                                                    1,784                  1,582
         Cumulative effect of prior periods                                                4,852                  3,270
     Shares issued upon business combinations
         Cumulative effect of prior periods                                               65,584                 65,584
                                                                                       ---------              ---------

     Share capital in accordance with U.S. GAAP                                        $ 596,288              $ 565,291
                                                                                       =========              =========

     DEFERRED STOCK-BASED COMPENSATION COSTS

                                                                                         AS AT                  AS AT
                                                                                        MAY 31,               AUGUST 31,
                                                                                         2004                     2003
                                                                                      ----------              ----------
                                                                                      (UNAUDITED)
      Deferred stock-based compensation costs in accordance with Canadian GAAP        $       --               $       --
      Stock-based compensation costs related to stock-based compensation plans
          Current period                                                                  (1,463)                      --
          Cumulative effect of prior periods                                              (1,278)                  (2,867)
      Amortization for the period                                                          1,406                    1,483
      Reduction of stock-based compensation costs for the period upon
          departure of employees                                                              46                      106
                                                                                      ----------               ----------

      Deferred stock-based compensation costs in accordance with U.S. GAAP            $   (1,289)              $   (1,278)
                                                                                      ==========               ==========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSYEARS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)



     OTHER CAPITAL

                                                                                          AS AT               AS AT
                                                                                         MAY 31,            AUGUST 31,
                                                                                          2004                 2003
                                                                                       -----------         -----------
                                                                                       (UNAUDITED)

      Other capital in accordance with Canadian GAAP                                    $     --           $     --
      Stock-based compensation costs related to stock-based compensation plans
          Current period                                                                   1,463                 --
          Cumulative effect of prior periods                                              10,281             10,963
      Reduction of stock-based compensation costs upon departure of employees               (356)              (682)
      Reclassification to share capital upon exercise of restricted stock awards
          Current period                                                                  (1,784)            (1,582)
          Cumulative effect of prior periods                                              (4,852)            (3,270)
                                                                                        --------           --------

      Other capital in accordance with U.S. GAAP                                        $  4,752           $  5,429
                                                                                        ========           ========

     DEFICIT
                                                                                          AS AT               AS AT
                                                                                         MAY 31,            AUGUST 31,
                                                                                          2004                 2003
                                                                                       -----------         -----------
                                                                                       (UNAUDITED)

      Deficit in accordance with Canadian GAAP                                         $(377,869)           $(371,788)
      Stock-based compensation costs related to stock-based compensation plans
          Current period                                                                    (776)                (832)
          Cumulative effect of prior periods                                             (11,406)             (10,574)
      Unrealized gains (losses) on forward exchange contracts, net of related future income taxes
          Current period                                                                    (256)               1,102
          Cumulative effect of prior periods                                               1,451                  349
      Change in reporting currency
          Cumulative effect of prior periods                                               1,016                1,016
      Future income taxes on acquired in-process research and development
          Cumulative effect of prior periods                                              (1,380)              (1,380)
      Amortization of intangible assets
          Current period                                                                      --                  832
          Cumulative effect of prior periods                                               1,071                  239
      Future income taxes on amortization of intangible assets
          Current period                                                                      --                 (279)
          Cumulative effect of prior periods                                                (359)                 (80)
      Write-down of goodwill and intangible assets
          Current period                                                                      --                6,178
          Cumulative effect of prior periods                                             (56,379)             (62,557)
      Future income taxes on write-down of intangible assets
          Cumulative effect of prior periods                                               1,154                1,154
      Valuation allowance on future income tax assets
          Current period                                                                      --                 (252)
          Cumulative effect of prior periods                                                (252)                  --
      Amortization of goodwill
          Cumulative effect of prior periods                                             (17,716)             (17,716)
                                                                                       ---------            ---------

      Deficit in accordance with U.S. GAAP                                             $(461,701)           $(454,588)
                                                                                       =========            =========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSYEARS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

     ACCUMULATED OTHER COMPREHENSIVE INCOME

                                                                                          AS AT             AS AT
                                                                                         MAY 31,          AUGUST 31,
                                                                                          2004               2003
                                                                                       -----------       -----------
                                                                                       (UNAUDITED)

      Accumulated other comprehensive income in accordance with Canadian GAAP           $     --           $     --
      Foreign currency translation adjustment
           Current period                                                                     72             15,974
           Cumulative effect of prior periods                                              6,104             (9,870)
      Unrealized gains on forward exchange contracts
           Current period                                                            a)      364                 --
                                                                                        --------           --------

      Accumulated other comprehensive income in accordance with U.S. GAAP               $  6,540           $  6,104
                                                                                        ========           ========


     BALANCE SHEETS

     The following table summarizes the significant differences in balance sheet items between Canadian GAAP and U.S. GAAP:

                                                            AS AT MAY 31, 2004                  AS AT AUGUST 31, 2003
                                                    --------------------------------     ----------------------------------
                                                     AS REPORTED           U.S. GAAP       AS REPORTED           U.S. GAAP

                                                               (UNAUDITED)
     Goodwill
         Cost                                         $  92,459            $ 100,881         $  89,721            $ 101,397
         Accumulated amortization                       (74,696)             (92,783)          (72,048)             (92,610)
                                                      ---------            ---------         ---------            ---------
                                                      $  17,763            $   8,098         $  17,673            $   8,787
                                                      =========            =========         =========            =========
     Shareholders' equity
         Share capital                                $ 521,691            $ 596,288         $ 492,452            $ 565,291
         Deferred stock-based compensation costs             --               (1,289)               --               (1,278)
         Other capital                                       --                4,752                --                5,429
         Contributed surplus                              1,818                1,529             1,519                1,519
         Cumulative translation adjustment                8,498                   --             7,643                   --
         Deficit                                       (377,869)            (461,701)         (371,788)            (454,588)
         Accumulated other comprehensive income              --                6,540                --                6,104
                                                      ---------            ---------         ---------            ---------
                                                      $ 154,138            $ 146,119         $ 129,826            $ 122,477
                                                      =========            =========         =========            =========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSYEARS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


STATEMENTS OF CASH FLOWS

For the periods ended May 31, 2003 and 2004, there are no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

RECONCILIATION ITEM

a)   Forward exchange contracts

     On September 1, 2003, the company implemented the documentation required by Accounting Guideline 13 of the CICA handbook "Hedging Relationship" for the designation, documentation and assessment of the effectiveness of its forward exchange contracts, for the purposes of applying hedge accounting, as described in note 2.

     With this documentation in place, the forward exchange contracts entered into by the company after September 1, 2003 qualify for hedge accounting treatment under U.S. GAAP. Consequently, under U.S. GAAP, changes in the fair value of these contracts are charged to other comprehensive loss. However, changes in the fair value of contracts entered into prior to September 1, 2003 continue to be charged to the statements of earnings. Under Canadian GAAP, foreign exchange translation gains and losses on contracts entered into either before or after September 1, 2003, are recognized as an adjustment of the revenue when the sales are recorded.

NEW ACCOUNTING STANDARD

On September 1, 2003, the company prospectively adopted Statement of Financial Accounting Standard (SFAS) 123, "Accounting for Stock-Based Compensation", under the revised transition provisions of SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". Upon the adoption of SFAS 123 and SFAS 148, the company recognized stock-based compensation costs for stock options granted to employees since September 1, 2003, using the fair value-based method. The company adopted this Statement in order to conform to the newly adopted rules under Canadian GAAP, as described in note 2. As a result of the adoption of the fair value-based method, the accounting for stock-based compensation under Canadian GAAP and U.S. GAAP is the same.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


         THIS DISCUSSION AND ANALYSIS MAY CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND WE INTEND THAT SUCH FORWARD- LOOKING STATEMENTS BE SUBJECT TO THE SAFE HARBORS CREATED THEREBY. FORWARD-LOOKING STATEMENTS ARE STATEMENTS OTHER THAN HISTORICAL INFORMATION OR STATEMENTS OF CURRENT CONDITION. WORDS SUCH AS "MAY," "WILL," "EXPECT," "BELIEVE," "ANTICIPATE," "INTEND," "COULD," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE OR COMPARABLE TERMINOLOGY ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. IN ADDITION, ANY STATEMENTS THAT REFER TO EXPECTATIONS, PROJECTIONS OR OTHER CHARACTERIZATIONS OF FUTURE EVENTS OR CIRCUMSTANCES ARE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING ECONOMIC UNCERTAINTY, CAPITAL SPENDING LEVELS IN THE TELECOMMUNICATIONS AND HIGH-TECH INDUSTRIAL MANUFACTURING SECTORS, FLUCTUATING EXCHANGE RATES AND OUR ABILITY TO EXECUTE IN THESE UNCERTAIN CONDITIONS; THE EFFECTS OF THE ADDITIONAL ACTIONS WE HAVE TAKEN IN RESPONSE TO SUCH ECONOMIC UNCERTAINTY (INCLUDING WORKFORCE REDUCTIONS, ABILITY TO QUICKLY ADAPT COST STRUCTURES TO ALIGN WITH ANTICIPATED LEVELS OF BUSINESS, ABILITY TO MANAGE INVENTORY LEVELS TO ADAPT TO SLOWDOWNS); MARKET ACCEPTANCE OF OUR NEW PRODUCTS AND OTHER UPCOMING PRODUCTS; LIMITED VISIBILITY WITH REGARDS TO CUSTOMER ORDERS AND THE TIMING OF SUCH ORDERS; OUR ABILITY TO SUCCESSFULLY INTEGRATE OUR ACQUIRED AND TO-BE-ACQUIRED BUSINESSES; OUR ABILITY TO SUCCESSFULLY REALIGN OUR STRATEGIC BUSINESS PLAN; THE RETENTION OF KEY TECHNICAL AND MANAGEMENT PERSONNEL; AND FUTURE ECONOMIC, COMPETITIVE AND MARKET CONDITIONS. ASSUMPTIONS RELATING TO THE FOREGOING INVOLVE JUDGMENTS AND RISKS, ALL OF WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND MANY OF WHICH ARE BEYOND OUR CONTROL. OTHER RISK FACTORS THAT MAY AFFECT OUR FUTURE PERFORMANCE AND OUR OPERATIONS ARE DETAILED IN OUR ANNUAL REPORT ON FORM 20-F AND OUR OTHER FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE CANADIAN SECURITIES COMMISSION. ALTHOUGH WE BELIEVE THAT THE EXPECTATIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS ARE REASONABLE BASED ON INFORMATION CURRENTLY AVAILABLE TO US, WE CANNOT ASSURE YOU THAT THE EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. ACCORDINGLY, YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. IN ANY EVENT, THESE STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS DOCUMENT. WE UNDERTAKE NO OBLIGATION TO REVISE OR UPDATE ANY OF THEM TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS DOCUMENT.

         THE FOLLOWING DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS IS DATED JUNE 15, 2004.

         ALL DOLLAR AMOUNTS ARE EXPRESSED IN US DOLLARS, EXCEPT AS OTHERWISE NOTED.


INDUSTRY OVERVIEW

         Network service providers (NSPs), the first link in the global telecommunications supply chain, continuously reduced their capital expenditure (CAPEX) budgets for almost three years, but in the first nine months of fiscal 2004, some measure of stability returned to the marketplace. NSPs even began investing in growth pockets, such as Voice over Internet Protocol (VoIP) and fiber-to-the-premises (FTTP), in order to offer end-customers triple-play services (voice, data and video). These investments, however, were offset by CAPEX reductions in other areas to produce relatively flat spending patterns year-over-year.

         This relative stability in CAPEX spending was witnessed in multiple segments of the global telecommunications industry. System manufacturers benefited from NSP demand for next-generation converged networks and fiber deployments in access areas. Optical component vendors, who had been hardest hit by the downturn, still represented a depressed end-market due to scarce demand for new types of components. Some test and measurement equipment vendors, whose products enable customers to reduce both CAPEX and operating expenses (OPEX), attracted the attention of NSPs and system manufacturers, especially those offering test solutions for VoIP and/or FTTP applications.


COMPANY OVERVIEW

         In the second quarter of fiscal 2004, we began recognizing revenues from FTTP test solutions. In the third quarter, revenues derived from FTTP test solutions generated higher-than- expected revenues as we shipped a series of orders--many of which were FTTP-related--to a Tier-1 NSP that accounted for 25.7% of total sales. This represents an unusually high percentage for the company, since we typically do not have any 10%-customers in our quarterly sales figures. The majority of FTTP-related sales were derived from established products. For the upcoming quarter, we are counting on further market-share gains and increased acceptance of recently launched products, since we are not expecting same level of customer concentration.

         Based on our GAAP net loss of $1.2 million in the third quarter of fiscal 2004 and excluding amortization of intangible assets of $1.3 million and stock-based compensation costs of $200,000, we would have been profitable ($273,000) mainly due to a larger sales volume. In addition, during that same quarter, operating activities provided positive cash flows for the second quarter in a row ($605,000). These positive cash flows from operations enabled us to meet one of our four strategic annual objectives, which consisted of maintaining a sound financial position.

         Remaining focused on market-driven innovation, we launched three new products in the third quarter, including a next-generation optical time-domain reflectometer (OTDR). This OTDR is available in the 1310/1490/1550-nm triple-wavelength configuration sanctioned by leading FTTP standards bodies. Following the quarter-end, we introduced three additional products: all-in-one MultiTest module, next-generation Fibre Channel test module - both housed inside the leading FTB-400 filed-testing plateform - and a passive optical network
(PON) power meter. So far in fiscal 2004, we have released 20 new products.

         In the second quarter of fiscal 2004, we introduced seven new products, including a new line of handheld test instruments that specifically target the emerging demand for FTTP deployments; as well as our new Packet Blazer TM Ethernet module, a new protocol-based solution for central offices. In the first quarter of 2004, we also introduced seven new products, including the 10+ Gigabit Multi-Rate Transceiver with deep channelization and mixed payload concatenations for next-generation optical networks.

         In addition, during the second quarter of fiscal 2004, we successfully closed the public offering of 5.2 million subordinate voting shares to a syndicate of Canadian-based underwriters for net proceeds of $29.2 million (Cdn$38.4 million). As a result, we had a cash position of $84.7 million as of May 31, 2004.

         Furthermore, over the last two quarters, we consolidated our protocol-layer activities in Montreal to increase efficiency and optimize cost structure.

         Also, during the third quarter of fiscal 2004, we succesfully renewed our collective bargaining agreement with our unionized manufacturing employees in Quebec City, Canada.

         Finally, during the third quarter of fiscal 2004, we performed our annual impairment test for goodwill and reviewed the carrying value of certain acquired intangible assets for impairment. Based on our impairment tests, we concluded that goodwill and these intangible assets were not impaired.

NEW BUSINESS STRUCTURE

         At the beginning of fiscal 2004, we reorganized our business under two new divisions: Telecom Division and Photonics and Life Sciences Division. Our objectives behind this reorganization were to simplify our business model, adopt a market approach rather than a product approach and increase accountability throughout the organization. Our Telecom Division, which consists of the former Portable and Monitoring and telecom-related Industrial and Scientific product lines, meets the physical-, optical- and protocol-layer test and measurement needs of NSPs, system vendors and component manufacturers throughout the global telecommunications industry. Our Photonics and Life Sciences Division, which includes previous non-telecom Industrial and Scientific product lines, mainly leverages developed and acquired technologies for diverse high-tech industrial manufacturing and research markets.

         This simplified business structure - with respective sales, marketing, manufacturing, research and development and management teams for each division - enables us to better serve our diverse customer base and to maximize shareholder value.

         EXFO's President and Chief Executive Officer ("CEO"), as the chief operating decision-maker, assesses the performance of the two segments and allocates resources to the segments. Earnings (loss) from operations represent the primary measure used by the CEO in assessing performance of the reportable segments. Please refer to note 11 to our interim consolidated financial statements for detailed segment information.

         Until August 31, 2003, the company was organized under one reportable segment; that is, the development, manufacturing and marketing of fiber-optic test, measurement and monitoring solutions for the global telecommunications industry.

         As part of this reorganization and consistent with our overall business strategy, we are continuously reviewing our various assets.

OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS

         For a complete description of our strategy and the related key performance indicators as well as our capability to deliver results, please refer to the corresponding sections in our most recent annual report filed with the securities commissions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         For a complete description of our critical accounting policies and estimates, please refer to the critical accounting policies and estimates in our most recent annual report filed with the securities commissions. The following points detail the changes in critical accounting policies that have occurred since our most recent annual report:

         HEDGING RELATIONSHIP. On September 1, 2003, we implemented the documentation required by Accounting Guideline 13 of the Canadian Institute of Chartered Accountants (CICA) handbook, "Hedging Relationship", which establishes new rules for designating, documenting and assessing the effectiveness of hedging relationships, such as our forward exchange contracts. If these rules are not met, hedge accounting can not be applied. Consequently, our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, continue to qualify for hedge accounting; foreign exchange translation gains and losses on these contracts continue to be recognized as an adjustment of the revenue when the sales are recorded.

         STOCK-BASED COMPENSATION COSTS. On September 1, 2003, we prospectively adopted the amendments made to handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments". These amendments require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, using a fair value-based method. The fair value-based method involves significant subjective assumptions such as the expected volatility of our stocks and the expected life of the options. During the nine months ended May 31, 2004, we granted 506,500 stock options to our employees. The aggregate fair value of these stock options amounted to $1,463,000. The corresponding stock-based compensation costs were amortized using the graded vesting method, resulting in stock-based compensation costs of $200,000 and $289,000 for the three months and the nine months ended May 31, 2004, respectively. Most of these costs have been recorded in selling and administrative expenses and in research and development expenses in the statements of earnings.

RESULTS OF OPERATIONS

         The following discussion and analysis of our consolidated financial condition and results of operations for the three months and nine months ended May 31, 2003 and 2004, should be read in conjunction with our interim consolidated financial statements and the related notes thereto. Our interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which conform in all material respects with United States generally accepted accounting principles (U.S. GAAP), except as described in note 12 to our interim consolidated financial statements. Our functional currency is the Canadian dollar although we report our financial statements in US dollars. The following tables set forth our interim consolidated statements of earnings in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated:

                                                             THREE MONTHS      NINE MONTHS     THREE MONTHS        NINE MONTHS
                                                                ENDED             ENDED            ENDED              ENDED
                                                             MAY 31, 2004      MAY 31, 2004     MAY 31, 2003      MAY 31, 2003
                                                             ------------      ------------     ------------      ------------
                                                                       (UNAUDITED)                        (UNAUDITED)
     Sales                                                       $ 20,456         $ 15,103         $ 53,298         $ 47,604
     Cost of sales (1,2)                                            9,637           10,460           24,980           26,430
                                                                 --------         --------         --------         --------
     Gross margin                                                  10,819            4,643           28,318           21,174
                                                                 --------         --------         --------         --------
     Operating expenses
          Selling and administrative (1)                            6,927            7,052           19,543           20,955
          Net research and development                              3,321            5,882            9,642           12,681

          Amortization of property, plant and
              equipment (1)                                         1,198            1,368            3,814            3,936
          Amortization of intangible assets (1)                     1,261            1,490            3,837            4,398
          Write-down of intangible assets                              --            2,922               --            2,922
          Write-down of goodwill                                       --            4,505               --            4,505
          Restructuring charges                                        --              348               --              348
                                                                 --------         --------         --------         --------
     Total operating expenses                                      12,707           23,567           36,836           49,745

                                                                 --------         --------         --------         --------
     Loss from operations                                          (1,888)         (18,924)          (8,518)         (28,571)
     Interest and other income                                        398              379            1,068              929
     Foreign exchange gain (loss)                                     167             (600)             124           (1,310)
                                                                 --------         --------         --------         --------
     Loss before income taxes                                      (1,323)         (19,145)          (7,326)         (28,952)
     Income taxes                                                    (135)          19,282           (1,245)          15,879
                                                                 --------         --------         --------         --------
     Net loss for the period                                     $ (1,188)        $(38,427)        $ (6,081)        $(44,831)
                                                                 ========         ========         ========         ========
     Basic and diluted net loss per share                        $  (0.02)        $  (0.61)        $  (0.09)        $  (0.71)

     OTHER STATEMENTS OF EARNINGS DATA:
     Segment information:
          Sales:
                                                                   16,624           12,020         $ 42,106           37,957
              Telecom Division
              Photonics and Life Sciences Division               $  3,832         $  3,083         $ 11,192         $  9,647
                                                                 --------         --------         --------         --------
                                                                 $ 20,456         $ 15,103         $ 53,298         $ 47,604
                                                                 ========         ========         ========         ========

          Loss from operations: (3)
                                                                     (772)              --         $ (5,616)              --
              Telecom Division                                                           $                $                $

              Photonics and Life Sciences Division                 (1,116)              --           (2,902)              --
                                                                 --------         --------         --------         --------
                                                                 $ (1,888)        $     --         $ (8,518)        $     --
                                                                 ========         ========         ========         ========
     Research and development data:
          Gross research and development                         $  4,176         $  4,639         $ 12,035         $ 13,261
          Net research and development                           $  3,321         $  5,882         $  9,642         $ 12,681

(1) Certain comparative figures have been reclassified to conform to the current periods' presentation.
(2)  Including inventory write-offs of $1,646 for the periods ended May 31, 2003
(3) Comparative segment information for the loss from operations is not available and is impracticable to determine.

                                                             THREE MONTHS      NINE MONTHS      THREE MONTHS        NINE MONTHS
                                                                ENDED             ENDED             ENDED              ENDED
                                                             MAY 31, 2004      MAY 31, 2004      MAY 31, 2003      MAY 31, 2003
                                                             ------------      ------------      ------------      ------------
                                                                       (UNAUDITED)                        (UNAUDITED)

     Sales                                                         100.0%           100.0%           100.0%           100.0%
     Cost of sales (1,2)                                            47.1             69.3             46.9             55.5
                                                                --------          -------          -------          -------
     Gross margin                                                   52.9             30.7             53.1             44.5
                                                                --------          -------          -------          -------
     Operating expenses
          Selling and administrative (1)                            33.9             46.7             36.7             44.0
          Net research and development                              16.2             38.9             18.1             26.7
          Amortization of property, plant and equipment (1)          5.8              9.1              7.1              8.3
          Amortization of intangible assets (1)                      6.2              9.9              7.2              9.2
          Write-down of intangible assets                             --             19.3               --              6.1
          Write-down of goodwill                                      --             29.8               --              9.5
          Restructuring charges                                       --              2.3               --              0.7
                                                                --------          -------          -------          -------
     Total operating expenses                                       62.1            156.0             69.1            104.5
                                                                --------          -------          -------          -------

     Loss from operations                                           (9.2)          (125.3)           (16.0)           (60.0)
     Interest and other income                                       1.9              2.5              2.0              2.0
     Foreign exchange gain (loss)                                    0.8             (4.0)             0.3             (2.8)
                                                                --------          -------          -------          -------
     Loss before income taxes                                       (6.5)          (126.8)           (13.7)           (60.8)
     Income taxes                                                   (0.7)           127.6             (2.3)            33.4
                                                                --------          -------          -------          -------
     Net loss for the period                                        (5.8)%         (254.4)%          (11.4)%          (94.2)%
                                                                ========          =======          =======          =======

     OTHER STATEMENTS OF EARNINGS DATA:
     Segment information:
          Loss from operations: (3)
              Telecom Division                                      (3.8)%           --  %           (10.5)%           --  %
              Photonics and Life Sciences Division                  (5.4)            --               (5.5)            --
                                                                --------          -------          -------          -------
                                                                    (9.2)%           --  %           (16.0)%           --  %
                                                                ========          =======          =======          =======

     Research and development data:
          Gross research and development                            20.4%            30.7%            22.6%             27.9%
          Net research and development                              16.2%            38.9%            18.1%             26.7%
                                                                --------          -------          -------          -------

(1) Certain comparative figures have been reclassified to conform to the current periods' presentation.
(2) Including inventory write-offs 10.9% and 3.5% of sales for the three months and the nine months ended May 31, 2003, respectively. Excluding these inventory write-offs, gross margin would have reached 41.6% and 47.9% of sales for the three months and the nine months ended May 31, 2003, respectively. This latter information is a non-GAAP measure.
(3) Comparative segment information for the loss from operations is not available and is impracticable to determine.

SALES

THREE MONTHS ENDED MAY 31, 2004, VS. THREE MONTHS ENDED MAY 31, 2003

         For the three months ended May 31, 2004, our global sales increased 35.4% to $20.5 million from $15.1 million for the same period last year, with a 81%-19% split in favor of our Telecom Division.

TELECOM DIVISION

         For the three months ended May 31, 2004, sales of our Telecom Division increased 38.3% to $16.7 million from $12.0 million for the same period last year. During the third quarter of fiscal 2004, revenues from FTTP test solutions were higher than expected, which contributed to increase our sales. Also, the positive environment spending helped us to increase our sales for this quarter. Finally, we believe that we have gained market share for our physical-layer field-testing products.

         However, despite the significant increase in our Telecom sales in the third quarter of fiscal 2004, sales of our protocol-layer test solutions represented less than 10% of our global sales in the third quarter of fiscal 2004. The current protocol-layer test market proves to be highly competitive as it prepares for deployment of next-generation SONET/SDH and new IP-intensive architectures. We are remaining confident the solid product portfolio we are building for this crucial end-market for EXFO will lead to good long-term growth.

PHOTONICS AND LIFE SCIENCES DIVISION

         For the three months ended May 31, 2004, sales of our Photonics and Life Sciences Division increased 24.3% to $3.8 million from $3.1 million for the same period last year. The increase in sales is due to the greater demand for our high-tech industrial manufacturing solutions, mainly our X-CITETM 120 Fluorescence Illumination System.

         Overall, for the two divisions, net accepted orders increased 41.8% to $20.0 million in the third quarter of fiscal 2004 from $14.1 million for the same period last year. The relative stability in CAPEX spending and market-share gain helped us increase our bookings. Our net book-to-bill ratio rose to 0.98 in the third quarter of 2004, from 0.93 for the same period last year. In the previous quarter, the net book-to-bill ratio reached 1.05.

         For the upcoming quarter, we expect the sales split between the two divisions to remain in the same ranges as for the two previous quarters.

NINE MONTHS ENDED MAY 31, 2004, VS. NINE MONTHS ENDED MAY 31, 2003

         For the nine months ended May 31, 2004, our global sales increased 12.0% to $53.3 million from $47.6 million for the same period last year, with a 79%-21% split in favor of our Telecom Division.

TELECOM DIVISION

         For the nine months ended May 31, 2004, Telecom Division sales increased 10.9% to $42.1 million from $38.0 million for the same period last year. As explained above, this significant growth in the third quarter of fiscal 2004 helped us increase our sales year-over-year.

It should be noted that this division's sales have been increasing since the last quarter of fiscal 2003.

         Since the last few months, we have been offering new and enhanced warranty programs, significantly increasing extended-warranty sales. Revenues from these sales of these warranties are deferred and recognized over the warranty-period, causing our deferred revenue to increase.

PHOTONICS AND LIFE SCIENCES DIVISION

         For the nine months ended May 31, 2004, Photonics and Life Sciences Division sales increased 16.0% to $11.2 million from $9.6 million for the same period last year. This growth in sales is due to the greater demand for our high-tech industrial manufacturing solutions, mainly our X-CITETM 120 Fluorescence Illumination System.

GEOGRAPHIC DISTRIBUTION

         For the three months ended May 31, 2004, sales to the Americas, Europe-Middle East- Africa (EMEA) and Asia-Pacific (APAC) accounted for 65%, 20% and 15% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 72%, 15% and 13% of global sales, respectively. During the third quarter of fiscal 2003, our sales to the EMEA and APAC markets were unusually low, thus causing sales to the Americas to represent a larger portion of our global sales. In the third quarter of fiscal 2004, our sales to the EMEA and APAC markets were closer to their usual level in percentage of global sales.

         For the nine months ended May 31, 2004, sales to the Americas, EMEA and APAC accounted for 66%, 18% and 16% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 66%, 19% and 15%, respectively.

         Through our two divisions, we sell our products to a broad range of customers, including NSPs, optical component and system manufacturers, as well as high-tech industrial manufacturers and research and development laboratories. During the three months ended May 31, 2004, we had an unusually high amount of sales to a single customer that accounted for 25.7% of our sales. During that same period, our top three customers accounted for 32.9% of our sales. For the corresponding period last year, no customer accounted for more than 9.5% of our sales and our top three customers accounted for 19.4% of our sales the same period last year. For the nine months ended May 31, 2004, our top customer accounted for 14.0% of our sales and our top three customers accounted for 21.6% of our sales. For the nine months ended May 31, 2003, no customer accounted for more than 6.5% of sales and our top three customers accounted for 19.4% of our sales for that same period.

         Considering the sales level and the net book-to-bill ratio for the first three quarters of fiscal 2004 as well as the expected market-share gain in protocol-testing and FTTP solutions, we still believe that we will achieve our KPI; that is, 10% sales growth year-over-year in a stable or slightly declining telecommunications market.


GROSS MARGIN

         Gross margin amounted to 52.9% of sales for the three months ended May 31, 2004, compared to 30.7% for the same period last year. For the three months ended May 31, 2003, we recorded write-offs for excess and obsolete inventories of $1.6 million. Excluding this special charge, gross margin would have reached 41.6% of sales for that period. The increase in our gross margin can be explained by several factors. First, the rise in sales (35.4% year-over-year) has undoubtedly helped increase our gross margin during the quarter. Increased manufacturing activities allowed us to better absorb our fixed manufacturing costs. In addition, our cost-reduction measures and our enhanced efficiency further contributed to the increase in gross margin. However, the increase was offset in part by the shift in the geographic distribution of our sales. In the third quarter of 2004, this shift resulted in more sales made to the EMEA and APAC markets, where gross margins tend to be lower. Also, a stronger Canadian dollar, compared to the US dollar year-over-year, prevented us, to some extent, from further improving our gross margin as some cost of sales elements are denominated in Canadian dollars.

         Our gross margin amounted to 53.1% of sales for the nine months ended May 31, 2004, compared to 44.5% for the same period last year. Excluding the special charge recorded in the third quarter of fiscal 2003 for excess and obsolete inventories, gross margin would have reached 47.9% of sales for the nine months ended May 31, 2003. The increase in our gross margin can be explained by the increase in our sales, the positive effects of our cost-cutting measures, our enhanced efficiency and increased manufacturing activities, which led to a better absorption of our fixed manufacturing costs. However, a stronger Canadian dollar, compared to the US dollar year-over-year, prevented us, to some extent, from further improving our gross margin.

         The 53.1% gross margin reached for the nine months ended May 31, 2004, leads us to believe that our 50% gross margin objective for fiscal 2004 will be attained.

         Our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, increased obsolescence costs, shifts in product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in our industry.

         It should be noted that a new presentation was adopted, where certain expenses were reclassified from selling and administrative expenses to cost of sales. Consequently, comparative figures have also been reclassified, resulting in a cost of sales increase of 4.0% and 2.8% for the three and nine months ended May 31, 2003, respectively, with comparable percentage of sales decreases in selling and administrative expenses for these same periods.


SELLING AND ADMINISTRATIVE

         For the three months ended May 31, 2004, selling and administrative expenses were $6.9 million, or 33.9% of sales, compared to $7.1 million, or 46.7% of sales for the same period last year. Our restructuring actions combined with tight cost-control measures contributed to the reduction of our selling and administrative expenses year-over-year. However, several factors prevented us from further reducing these expenses year-over-year. Higher sales volume in the third quarter of fiscal 2004, compared to the same period last year caused our commission expenses to increase. In addition, since September 1, 2003, we account for the non-cash stock-based compensation costs related to awards granted to our employees, which caused our selling and administrative expenses to increase $115,000 year-over-year. Finally, a stronger Canadian dollar, compared to the US dollar year-over-year, further increased our selling and administrative expenses, as some of our selling and administrative expenses are incurred in Canadian dollars.

         For the nine months ended May 31, 2004, selling and administrative expenses were $19.5 million, or 36.7% of sales, compared to $21.0 million, or 44.0% of sales for the same period last year. As mentioned above, our restructuring actions combined with tight cost-control measures contributed to the reduction of our selling and administrative expenses year-over-year. However, several factors, such as increased commissions on higher sales volume, a stronger Canadian dollar as well as the recognition of non-cash stock-based compensation costs of $174,000 prevented us from further reducing our selling and administrative expenses year-over-year.

         Considering the challenging market conditions, we will continue to maintain our selling and administrative expenses at an acceptable level without impeding our efforts to strategically position our company, improve our sales, and provide quality service to customers. However, any further increase in the value of the Canadian dollar will negatively affect our selling and administrative expenses in the upcoming quarter.

RESEARCH AND DEVELOPMENT

         For the three months ended May 31, 2004, gross research and development expenses totaled $4.2 million, or 20.4% of sales, compared to $4.6 million, or 30.7% of sales for the same period last year. The decrease in our gross research and development in dollars and as percentage of sales can be explained by several factors. First, our restructuring actions combined with tight cost-control measures contributed to the reduction of our gross research and development expenses year-over-year. In addition, we refocused our research and development activities in our Photonics and Life Sciences Division based on our strategy to leverage existing core telecom technologies. Finally, mix and timing of our research and development projects, especially in our Telecom Division, caused our gross research and development expenses to decrease year-over-year. On the other hand, a stronger Canadian dollar, compared to the US dollar, year-over-year, increased our gross research and development expenses, as most of these expenses are incurred in Canadian dollars.

         Although we reduced our gross research and development expenses year-over-year, we still invested significantly in research and development activities in the third quarter of fiscal 2004, mainly in our Telecom Division, as we firmly believe that innovation and new product introductions are the key to gaining market share in the current economic environment and to ensuring the long-term growth and profitability of the company.

         In the third quarter of fiscal 2004, 21% of sales originated from products that have been on the market for two years or less. For the third quarter of 2003, this number reached 48% of sales.

         For the three months ended May 31, 2004, tax credits and grants from the Canadian federal and provincial governments for research and development activities were $855,000, or 20.5% of gross research and development expenses, compared to $1.1 million, or 22.7% of gross research and development expenses for the same period last year. The decrease in our tax credits and government grants is mainly related to the decrease in our eligible gross research and development expenses in Canada, since we were entitled to similar grant programs and tax credits year-over-year.

         For the nine months ended May 31, 2004, gross research and development expenses totaled $12.0 million, or 22.6% of sales, compared to $13.3 million, or 27.9% of sales for the same period last year. The decrease in gross research and development dollars and as percentage of sales year-over-year is mostly attributable to our restructuring efforts as well as tight cost-control measures and the fact that we refocused our research and development activities in our Photonics and Life Sciences Division as explained above. However, it should be noted that the overall decrease in dollar amount was offset in part by the increased value of the Canadian dollar (compared to the US dollar) year-over-year, since a large portion of our research and development expenses are denominated in Canadian dollars.

         For the nine months ended May 31, 2004, tax credits and grants from the Canadian federal and provincial governments for research and development activities were $2.4 million, or 19.9% of gross research and development expenses, compared to $2.9 million, or 21.7% of gross research and development expenses for the same period last year. The decrease in our tax credits and government grants is mainly related to the decrease in our eligible gross research and development expenses in Canada, since we were also entitled to almost the same grant programs and tax credits year-over-year.

         In the third quarter of fiscal 2003, we wrote off $2.3 million of Canadian federal tax credits that can be carried forward against future years' taxable income over the next nine years.

         In the third quarter of fiscal 2004, 21% of our sales originated from products that have been on the market for two years or less. For the third quarter of 2003, this number reached 48% of sales. For the nine months ended May 31, 2004, 29% of sales originated from products that have been on the market for two years or less. The 2004 figures are well below our fiscal 2004 objective of 45%. A higher portion of our sales came from established products, mainly for FTTP deployments, which caused our percentage of sales of new products to be lower than expected. With only one quarter left in the year, we won't reach our objective of 45%. Based on current results and expected sales for the next quarter, we believe that new-product sales will represent 30% of our sales for fiscal 2004. However, based on the importance and on the number of products introduced over the last two years, and so far in fiscal 2004, we still believe that new products will represent in excess of 40% of our sales in the foreseable future.

         We expect to continue investing significantly in the research and development activities of our Telecom Division in the upcoming quarters, reflecting our focus on innovation, our desire to gain market share and our goal to exceed customer needs and expectations.

AMORTIZATION OF INTANGIBLE ASSETS

         For the three months and the nine months ended May 31, 2004, amortization of intangible assets was $1.3 million and $3.8 million, respectively, compared to $1.5 million and $4.4 million, for the corresponding periods last year. The decrease in the amortization expense in fiscal 2004 compared to 2003 is the result of the impairment charge recorded in the third quarter of fiscal 2003.

INTEREST AND OTHER INCOME

         For the three months and nine months ended May 31, 2004, interest and other income amounted to $398,000 and $1.1 million, respectively, compared to $379,000 and $929,000 for the corresponding periods last year. During the second quarter of fiscal 2004, we recorded a one-time revenue of $225,000 for the sale of a non-core technology to a third party. Without this one-time revenue, interest and other income would have been relatively flat year-over-year.

         We expect our interest income to increase in upcoming quarters following our public offering in the second quarter of fiscal 2004.

FOREIGN EXCHANGE GAIN (LOSS)

         For the three months and nine months ended May 31, 2004, the foreign exchange gain amounted to $167,000 and $124,000, respectively, compared to a foreign exchange loss of $600,000 and $1.3 million for the corresponding periods last year.

         Foreign exchange gains and losses are the result of the translation of operating activities denominated in currencies other than the Canadian dollar. During the three months and the nine months ended May 31, 2004, the Canadian dollar value remained relatively stable resulting in a small foreign exchange gains during these periods. In contrast, during the three months and the nine months ended May 31, 2003, the Canadian dollar value increased significantly, resulting in a significant exchange loss during these periods.

         We manage our exposure to currency risk with forward exchange contracts and operating activities, denominated in currencies other than the Canadian dollar, of our Canadian entities.

INCOME TAXES

         For the three months ended May 31, 2004, we recorded a tax recovery of $135,000. The income tax recovery represents income taxes recoverable in some specific tax jurisdictions. Since the third quarter of fiscal 2003, we recorded a full valuation allowance on our future income tax assets because it is more likely than not that these assets will not be recovered. For the three months ended May 31, 2003, we recorded a tax expense of $19.3 million, mainly related to the valuation allowance recorded on our future income tax assets during that quarter.

         For the nine months ended May 31, 2004, we recorded a tax recovery of $1.2 million mainly due to the $1.4 million non-recurring income tax recovery recorded in the first quarter of 2004. This non-recurring gain was due to the recovery, during that period, of income taxes paid in previous periods following the receipt of a tax assessment.

LIQUIDITY AND CAPITAL RESOURCES

         We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

         During the second quarter of fiscal 2004, pursuant to a public offering in Canada, we issued 5,200,000 subordinate voting shares for net proceeds of $29.2 million (Cdn$38.4 million) after deducting underwriting commissions of $1.2 million (Cdn$1,601,000). These net proceeds will be used for working capital and other general corporate purposes, including potential acquisitions, although we currently have no commitments or agreements regarding any acquisitions. Cash flows provided by financing activities for the nine months ended May 31, 2004 are attributable to the net proceeds of this offering.

         One of the four main objectives of our strategic plan for fiscal 2004 is to maintain a sound financial position. We believe that such an objective is in line with a strong cash position and working capital. As at May 31, 2004 cash and short-term investments consisted of $84.7 million, while our working capital was at $108.9 million. Our cash and short-term investments decreased $1.1 million compared to February 29, 2004, mainly due the cash payment of $238,000 for the purchase of property, plant and equipment as well as an unrealized foreign exchange loss of $1.4 million on cash and short-term investments. However, the decrease in cash and short-term investment was offset in part by cash flows from operating activities of $605,000. The unrealized foreign exchange loss resulted from the translation in US dollars of our Canadian-dollar-denominated cash and short-term investments, and was recorded in the cumulative translation adjustment in the balance sheet. It should be noted that any decline in the Canadian dollar value compared with the US dollar in future periods will negatively affect the value of our cash and short-term investments.

         We believe that our cash balances and short-term investments, combined with an available line of credit of $6.4 million, will be sufficient to meet our liquidity and capital requirements for the foreseeable future. However, possible additional operating losses and/or possible investment in or acquisition of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, it can be secured on satisfactory terms. Our line of credit bears interest at prime rate.

OPERATING ACTIVITIES

         Cash flows provided by operating activities were $605,000 for the three months ended May 31, 2004, compared to cash flows used of $92,000 for the same period last year. Cash flows provided by operating activities in the third quarter of fiscal 2004 were mainly attributable to the net earnings after items not affecting cash of $2.0 million, offset in part by the net increase of our operating items of $1.4 million; that is, our accounts receivable increased by $2.4 million and our inventories decreased by $687,000. The increase in our accounts receivable is directly related to the significant sales growth in the third quarter of fiscal 2004. On the other hand, the increased sales level enabled us to reduced our inventories overall.

         Cash flows used by operating activities were $762,000 for the nine months ended May 31, 2004, compared to cash flows provided of $9.3 million for the same period last year. Cash flows used by operating activities for the nine months ended May 31, 2004 were mainly the result of the increase of some of our operating items; that is, accounts receivable increased by $2.2 million and income taxes and tax credits recoverable increased by $1.6 million. The increase in our accounts receivable is directly related to the significant sales growth in the third quarter of fiscal 2004. The increase in our income taxes and tax credits recoverable is due to the payment, during the period, of income taxes payable for previous periods and the recognition of tax credits earned during the period but not yet recovered. The increase of these two items was offset in part by the net earnings after items not affecting cash of $3.3 million.

         With positive cash flows from operating activities for the last two quarters, we met one of our four annual strategic objectives, which consisted in maintaining a sound financial position.

INVESTING ACTIVITIES

         Cash flows provided by investing activities were $160,000 for the three months ended May 31, 2004, compared to cash flows used of $1.3 million for the same period last year. In the third quarter of fiscal 2004, we sold $398,000 worth of short-term investments and paid $238,000 for the purchase of property, plant and equipment.

         Cash flows used by investing activities amounted to $28.8 million for the nine months ended May 31, 2004, compared to $13.1 million for the same period last year. During the second quarter of fiscal 2004, we acquired $28.4 million worth of short-term investments with the net proceeds of the public offering.

CONTINGENCY

         As discussed in note 9 to our interim consolidated financial statements, in November 2001, the company was named as a defendant in a U.S. securities class action related to its initial public offering (IPO) in June 2000. The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly received excessive commissions and that the underwriters and some investors collaborated in order to inflate the price of EXFO's stock in the aftermarket. Even though the process is continuing in this class action, we have no significant developments to report in this quarter.

SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

SHARE CAPITAL

         As at May 31, 2004, EXFO had 37,900,000 multiple voting shares outstanding, entitling to ten votes each and 30,526,108 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

STOCK OPTION PLAN

         The aggregate number of subordinate voting shares covered by options granted under the stock option plan was 3,124,243 as at May 31, 2004. The weighted average exercise price of those stock options was $13.69 compared to the market price of $4.59 per share as at May 28, 2004. The maximum number of subordinate voting shares issuable under the plan cannot exceed 6,306,153 shares. The following table summarizes information about stock options granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at May 31, 2004:

                                                                                                WEIGHTED
                                                                           % OF ISSUED           AVERAGE
                                                                               AND              EXERCISE
                                                           NUMBER          OUTSTANDING            PRICE
                                                       ---------------    ---------------     --------------
Chairman of the Board, President and CEO
(one individual)                                            150,482                4.8%       $       9.91
Board of Directors (five individuals)                       194,375                6.2%       $       6.23
Management and Corporate Officers
(seven individuals)                                         315,300               10.1%       $      15.03
                                                       ---------------    ---------------     --------------
                                                            660,157               21.1%       $      11.27
                                                       ---------------    ---------------     --------------

RESTRICTED STOCK AWARD PLAN

         In addition to the stock option plan, we maintain a restricted stock award plan for some U.S.-based employees. The aggregate number of subordinate voting shares covered by restricted stock awards was 66,654 as at May 31, 2004. Each restricted stock award entitles employees to receive one subordinate voting share at a purchase price of nil.

RISKS AND UNCERTAINTIES

         Over the past few years, we have managed our business, focused on research and development of new and innovative products, prospered in international markets and closed strategic acquisitions. However, we operate in a highly competitive field that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

         The main risks and uncertainties related to the telecommunication test and measurement industry involve the rapid development of new products that have short life cycles and require extensive research and development; the difficulty of predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

         In addition, given our strategic goals for growth and competitive positioning in our industry, we are expanding into international markets. This exposes us to certain risks and uncertainties related to changes in local laws and regulations, multiple technological standards, protective legislation and pricing pressure.

         Furthermore, while some strategic acquisitions we have completed are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel.

         We are also exposed to currency risks as a result of the export of our products manufactured in Canada, substantially all of which are denominated in US dollars. These risks are partially hedged by operating expenses denominated in US dollars, the purchase of raw materials in US dollars and forward exchange contracts.

         The economic slowdown in our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.

         For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosures documents published with securities commissions.


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